Filed Pursuant to Rule 433
Registration No. 333-163952
October 18, 2011

BROOKFIELD INFRASTRUCTURE TO RAISE

US$500 MILLION IN UNIT OFFERING

Hamilton, Bermuda –– (Oct. 18, 2011) —

All dollar references are in U.S. dollars unless noted otherwise.

Brookfield Infrastructure (NYSE: BIP)(TSX: BIP.UN) today announced that it has agreed to issue approximately 14.1 million L.P. units, on a bought deal basis, to a syndicate of underwriters at a price of $24.75 per L.P. unit (the “Offering Price”) for aggregate gross proceeds of $350 million (the “Offering”). In addition, Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX/Euronext:  BAM) will purchase directly or indirectly 6.1 million redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the offering price (net of underwriting commissions) concurrent with the proposed public offering in order to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis.  The aggregate gross proceeds of the Offering and the placement to Brookfield will be approximately $500 million.  The Offering is expected to close on or about October 26, 2011.

Brookfield Infrastructure has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing, to purchase from it up to an additional 2.1 million L.P. units at the Offering Price, which, if exercised, would increase the gross Offering size to $403 million. If the underwriters exercise the over-allotment option, Brookfield will have the option to purchase additional RPUs in order to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis.

The Offering will provide Brookfield Infrastructure with additional liquidity to fund its growth strategy.  Proceeds of approximately $150 million will be used to acquire interests in two Chilean toll roads and proceeds of approximately $150 million will be used to fund growth capital expenditures at Brookfield Infrastructure’s Australian railroad.  The remaining proceeds will be used to pay down the corporate credit facility, which has been drawn over the past nine months to invest in Brookfield Infrastructure’s Australian railroad and other organic growth initiatives.

“This equity issue will allow us to finance the completion of our near term growth initiatives,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.  “Over the past few years, we have demonstrated our commitment to growing our business in a measured and opportunistic manner.  This transaction leaves us with significant liquidity at an opportune time to pursue new investment initiatives.”

Chilean Toll Road Acquisitions

A Brookfield consortium recently committed to acquire a controlling interest in two operating Chilean toll roads in a transaction with an equity investment and proportionate enterprise value of approximately $340 million and $760 million, respectively.  Autopista Vespucio Norte (“AVN”) is a 29 kilometre free-flow toll road concession that expires in 2033 and forms part of the Santiago ring road.  Tunel San Cristobal is a 4 kilometre free-flow toll road concession that expires in 2037 that connects to the eastern entrance point of AVN.  Upon completion of the acquisition and all related transactions, Brookfield Infrastructure will invest approximately $150 million to acquire 24% of the two toll roads.

“With the acquisition of these toll roads, we will establish a new operating platform within our transport and energy business in a country we know well,” said Mr. Pollock.  “We believe these toll roads are high quality infrastructure investments that will generate substantial growth in cash flows due to their strategic location and the favourable economic prospects for the country of Chile.”

These toll roads are key arteries in Santiago’s urban roadway network with significant excess capacity.  We expect them to generate stable cash flows that should increase with traffic growth and a tolling regime that permits annual tariff indexation of Chilean CPI + 3.5% per year.  The revenue framework also allows the operator to charge congestion tariffs, whereby tolls can be increased during high volume periods.  This investment is expected to generate a levered, after-tax total return on equity of 12-15%, in line with Brookfield Infrastructure’s target returns for this segment.  Closing of this transaction is expected in the fourth quarter upon the receipt of third-party consents.

Australian Railroad Expansion

As previously disclosed, Brookfield Infrastructure is in the process of expanding and upgrading its Australian railroad to serve its customers’ growth objectives. This expansion will serve a diverse group of new mines, mine expansions and industrial projects for new and existing customers. Brookfield Infrastructure is currently developing and constructing six projects that are expected to account for a 45% increase in volumes on its railroad upon completion.

During the third quarter of 2011, Brookfield Infrastructure signed its fourth long-term commercial track access agreement (“CTAA”) relating to these expansion projects.  This 10-year contract for the Worsley alumina expansion covers existing tonnage plus an additional 2.0 million tonnes per year.  Brookfield Infrastructure has also agreed to all major commercial terms with its customers for the remaining two projects and documentation of these CTAAs is expected to be finalized shortly.

“With the signing of the Worsley contract, we have fully contracted approximately 78% of minimum take or pay revenues anticipated from these growth projects, and we remain focused on ensuring we deliver the associated upgrades on time and on budget,” said Mr. Pollock. “We expect to generate attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system.”

The remaining capital costs for this expansion and network upgrade program are forecast to be approximately A$500 million.  Approximately $150 million of equity is required for this project and will be funded from the proceeds of the Offering.

Offer Documents

Brookfield Infrastructure has filed a registration statement (including a prospectus) with the SEC in respect of the Offering.  Before you invest, you should read the prospectus in that registration statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering.  Brookfield Infrastructure has also filed the prospectus relating to the Offering with certain provincial securities regulatory authorities in Canada.  You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com.  Also, a copy of the United States preliminary prospectus supplement may be obtained through this hyperlink: http://www.brookfieldinfrastructure.com/_Global/22/img/content/file/US-Prospectus-Supplement.pdf. Alternatively, Brookfield Infrastructure, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089, Credit Suisse, toll-free at 800-221-1037, Citigroup, toll-free at 877-858-5407 or HSBC, toll-free at 866-811-8049, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number).

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. Units

trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this news release include statements regarding the offering of limited partnership units. The words “anticipated”, “intends”, “will”, “expected”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in Australia, Chile, Canada, the United States and elsewhere; the ability to effectively complete new acquisitions in the competitive infrastructure space (including, without limitation, the ability to complete the acquisition of the interests in the Chilean toll roads discussed herein) and to integrate acquisitions into existing operations; foreign currency risk; the high level of government regulation affecting the business of Brookfield Infrastructure, including, without limitation, in respect of the toll road acquisitions and railroad operations discussed herein; the fact that the success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown; the availability of equity and debt financing for Brookfield Infrastructure; the completion of various large capital projects by mining customers of Brookfield Infrastructure’s railroad business, which themselves rely on access to capital and continued favorable commodity prices; construction risks relating to Brookfield Infrastructure’s Australian railroad operations (including, without limitation, risks relating to the occurrence of non-budgeted costs, construction delays and disruption of operations); traffic volumes on the Chilean toll roads discussed herein; acts of God or similar events outside of our control; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s annual report on Form 20-F and other risks and factors that are described in the annual report.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors: Tracey Wise Vice President, Investor Relations
Tel:	416-956-5154
Email:	tracey.wise@brookfield.com

OR

Media: Andrew Willis Senior Vice President, Communications and Media
Tel:	416-369-8236
Email:	andrew.willis@brookfield.com